UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For February 2018

Commission File No. 001-36848
Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, and into the Form F-3 Registration Statement File No. 333-211065.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (the “Amended Report”) of Check-Cap Ltd. (the “Company”) amends the Report of Foreign Private Issuer on Form 6-K filed by the Company on February 26, 2018 (the “Original Report”) in connection with its upcoming Extraordinary General Meeting of Shareholders.  This Amended Report includes a new proposal in each of the Notice, the Proxy Statement and the Proxy Card to increase the Company’s authorized and registered share capital by NIS 12,500,000 and to amend the articles of association of the Company accordingly.  There are no other changes to the Original Report other than as reflected in this Amended Report.

The following exhibits are attached:

Exhibits

Exhibit No.	Description
99.1	Amended Notice and Amended Proxy Statement for the Extraordinary General Meeting of Shareholders to be held on April 2, 2018.
99.2	Amended Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name: Lior Torem
Title: Chief Financial Officer

Dated: February 28, 2018